Exhibit 99.1

For Immediate Release	March 28, 2008

CHALLENGER ENERGY CORP. ANNOUNCES CLOSING OF OVER-ALLOTMENT BY AGENTS AND

REPORTS PROGRESS IN TRINIDAD DRILLING

CALGARY, ALBERTA, CANADA — (Marketwire - March 28, 2008) - Challenger Energy Corp. (“Challenger” or the “Company”) (TSXV:CHQ, AMEX:CHQ) announces that the agents, led by Blackmont Capital Inc. and also including Thomas Weisel Partners Canada Inc. and Wolverton Securities Ltd. (the “Agents”), in its previously-announced marketed public offering (the “Offering”) of 6,956,525 units (“Units”), priced at $4.00 per Unit, have closed on the purchase of an additional 843,475 common shares (“Common Shares”) at a price of $3.80 per Common Share and 521,737 Common Share purchase warrants (“Warrants”) at a price of $0.40 per Warrant (or $0.20 per half Warrant) pursuant to an over-allotment option granted to the Agents in connection with the Offering.

The exercise of the over-allotment option results in an additional $3,413,900 in gross proceeds to the Company resulting in aggregate net proceeds to the Company of approximately $31,213,900.

The Common Shares are listed for trading on the TSX Venture Exchange and on the American Stock Exchange under the symbol CHQ and the Warrants are listed for trading on the TSX Venture Exchange under the symbol CHQ.WT.

Challenger will use the net proceeds of the over-allotment for its ongoing exploration program and activities offshore Trinidad and Tobago.

DRILLING IN TRINIDAD

The “Bounty” well has been drilled to date to a depth of approximately 6,240 feet (subsea) and is expected to reach its total depth (“TD”) of approximately 18,000 feet in June 2008.

The “Bounty” well is the second in a series of three wells being drilled on “Intrepid” Block 5(c) located approximately sixty miles east of the coast of Trinidad in water depths of approximately 1,000 feet. The “Bounty” well follows the successful drilling and extensive production testing of the nearby “Victory” natural gas and condensate discovery well, also located on Block 5(c). The series of three wells located on the “Intrepid” Block 5(c) are targeting three structures that potentially contain over four tcf of undiscovered resources of natural gas.

Challenger is participating in the initial exploration program on “Intrepid” Block 5(c) by paying one-third of the costs of the initial three wells to earn a 25% interest in the production sharing contract covering Block 5(c).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

For Further Information, please Contact:

Challenger Energy Corp.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Dan MacDonald, CEO and President
Phone:	(403) 503-8810
Fax:	(403) 503-8811
www.challenger-energy.com

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce. This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.